August 23, 2006

United States Securities and Exchange Commission

Mail Stop 7010

Division of Corporation Finance

100 F. Street N,E.

Washington, D.C.

U.S.A.  20549

Attention:

Pamela A. Long, Assistant Director

Dear Ms. Long:

RE:

Aquasol EnviroTech Ltd.

Form 20-F Registration Statement

File No.

1-32617

Pursuant to your letter of August 14, 2006, we have amended the 20F dated August 23, 2006.  Below we have responded to your comments including explanations which will provide better clarification which you require.  In the event that you require further clarification or any further supplemental information, please provide us with additional comments via fax to 604-688-8030.

General

We are submitting the Form 20-F in the required time period.

Front Cover of Form 20F

2.

We have indicated by check mark on page 2 of the front cover of the Form 20-F that the company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

The officers and directors of our Company… page 9

2.

We have amended the last sentence as per your request.

Item 4.B. Business Overview, page 11

3.

We have amended the Form 20-F to include a more understandable language to describe our anticipated business in a clearer manner.

Corporate Strategy, page 15

4.

We have amended paragraph (1) under our short term corporate objective in a non-technical manner to describe the design parameters of the Bio Trap system for manufacturing.

August 23, 2006

United States Securities and Exchange Commission

Research and Development, page 18

5.

We have revised the description of the Bio Trap System in a more clear and understandable manner.

Financial Statements – March 31, 2006

Item 15. Controls and Procedures, page 43

6.

We have updated our controls and procedures to disclosure our controls and procedures as of March 31, 2006.  We have also updated our disclosure to indicate whether we have had any changes in out international controls over the financial reporting period ended March 31, 2006.

Exhibits 12 and 13

7.

We have filed the additional Certifications under Section 906 under Exhibit 13.

If you require any additional information, please feel free to contact the undersigned or Brigitte M. McArthur, the Company’s Corporate Secretary at 604-688-8002 or via fax to 604-688-8030.  Please forward all future correspondence and comments directly to the Company and not to legal counsel.

Yours truly,

AQUASOL ENVIROTECH LTD.

Yenyou (Jeff) Zheng,

President & Director

bmm/YZ

1980 – 1055 W. HASTINGS ST., VANCOUVER, BC  CANADA  V6E 2E9

TEL: (604)688-8002 FAX: (604)688-8030

E-MAIL: INFO@AQUASOLTECH.COM   WEBSITE: WWW.AQUASOLTECH.COM